SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2012 as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2-5 hereof to the “Recent Developments—KfW” section;

-	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 6-8 hereof;

-	Exhibit (g) “Law Concerning Kreditanstalt für Wiederaufbau”, amended as of July 4, 2013 (English language translation) attached hereto is hereby added and the exhibit index is hereby amended by adding the following text: “Exhibit (g)—Law Concerning Kreditanstalt für Wiederaufbau”; and

-	Exhibit (h) “Certain Information Relating to KfW’s Debt Securities” is hereby added and the exhibit index is hereby amended by adding the following text: “Exhibit (h)—Certain Information Relating to KfW’s Debt Securities.”

This report is intended to be incorporated by reference into KfW’s prospectus dated August 9, 2012 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 14, 2013, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.3243 (EUR 0.7551 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2013 through August 2013 (August 9, 2013), as published on a weekly basis by the Federal Reserve Bank of New York.

	High	Low
May 2013	1.3192	1.2818
June 2013	1.3407	1.3006
July 2013	1.3282	1.2774
August 2013 (through August 9, 2013)	1.3392	1.3217

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2013

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2013.

The group’s total assets decreased by 5.6%, or EUR 28.6 billion, from EUR 511.6 billion as of December 31, 2012 to EUR 483.0 billion as of June 30, 2013.

The group’s operating result before valuation amounted to EUR 930 million for the six months ended June 30, 2013, compared with EUR 1,132 million for the corresponding period in 2012. The main driver for the group’s operating result before valuation during the six months ended June 30, 2013 was net interest income, reflecting favorable funding conditions for KfW. The group’s operating result before valuation is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, and (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss. These valuation effects consisted mainly of the following:

•

Expenses for risk provisions for the lending business in an amount of EUR 139 million for the six months ended June 30, 2013, compared with corresponding expenses in an amount of EUR 166 million for the corresponding period in 2012;

•

Positive effects in an amount of EUR 84 million as market values of securities and equity investments rose further in the six months ended June 30, 2013, compared with corresponding positive effects of EUR 89 million for the corresponding period in 2012; and

•

Net Charges in an amount of EUR 65 million for the six months ended June 30, 2013, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions for the six months ended June 30, 2013, compared with net gains in an amount of EUR 52 million for the corresponding period in 2012. (1)

The group’s consolidated result for the six months ended June 30, 2013, amounted to a profit of EUR 498 million compared with a profit of EUR 992 million for the corresponding period in 2012.

The decrease in the group’s consolidated result for the six months ended June 30, 2013 was mainly attributable to KfW’s commitment to support the Federal Government’s strategy for the transition to a more sustainable energy set-up (Energiewende) by increasing KfW’s contribution to environmental and climate protection related investment programs. Specifically, KfW agreed with the Federal Government on May 7, 2013 to commit up to EUR 311 million of own funds in 2013. The total amount of subsidies of federal funds and KfW’s own funds for environmental and climate protection related investment programs remained unchanged. The amount committed by KfW negatively impacted KfW’s consolidated result for the six months ended June 30, 2013.

(1)	KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

As part of its internal modernization process, KfW realigned its domestic business areas in 2013. KfW Privatkundenbank, KfW Kommunalbank and certain activities of KfW’s Capital markets business area were merged into a single business area, referred to as Municipal and Private Client Bank / Credit Institutions.

The following table sets forth a breakdown of commitments by business area for the six months ended June 30, 2013 as compared with the same period in 2012. Commitment figures for the six months ended June 30, 2012 have been adjusted to reflect the organizational change and deviate from the amounts disclosed previously.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS AREA

	Six months ended June 30,
	2013	2012
	(EUR in millions)
Mittelstandsbank (SME bank)	11,567	10,598
Kommunal- und Privatkundenbank/Kreditinstitute (Municipal and private client bank/credit institutions)	12,703	11,865
Capital markets	173	174
Export and project finance (KfW IPEX-Bank)	5,593	5,742
Promotion of developing and transition countries	1,570	1,561
of which KfW Entwicklungsbank	1,021	983
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	549	579

Total promotional business volume (1) (2)	31,529	29,863

(1)	Total promotional business volume for the six months ended June 30, 2013 has been adjusted for commitments of EUR 78 million (same period in 2012: EUR 79 million), made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 31.5 billion for the six months ended June 30, 2013 from EUR 29.9 billion for the corresponding period in 2012. This increase was driven by an increase in commitments in KfW’s domestic promotional business activities provided by KfW’s business areas Mittelstandsbank and Kommunal- und Privatkundenbank/Kreditinstitute.

Commitments in KfW’s Mittelstandsbank increased to EUR 11.6 billion for the six months ended June 30, 2013 from EUR 10.6 billion for the corresponding period in 2012 largely due to increased commitments under KfW’s start-up financing and general investment programs.

Commitments in the business area Kommunal- und Privatkundenbank/Kreditinstitute increased to EUR 12.7 billion for the six months ended June 30, 2013 from EUR 11.9 billion for the corresponding period in 2012. This increase was mainly attributable to an increase in commitments in KfW’s infrastructure financing programs.

Commitments under KfW’s capital markets business for the six months ended June 30, 2013 remained stable at EUR 173 million compared to EUR 174 million for the corresponding period in 2012.

Commitments in KfW’s export and project finance business for the six months ended June 30, 2013 remained almost stable at EUR 5.6 billion from EUR 5.7 billion for the corresponding period in 2012.

Commitments related to KfW’s promotion of developing and transition countries for the six months ended June 30, 2013 remained stable at EUR 1.6 billion compared to EUR 1.6 billion for the corresponding period in 2012.

Sources of Funds

The volume of funding raised in the capital markets in the seven months ended July 31, 2013 totaled EUR 44.2 billion, of which 42.0% was raised in euro, 43.2% in U.S. dollars and the remainder in 11 other currencies.

In July 2013, KfW announced that it expects to reduce its target volume of funding to be raised in the capital markets in 2013 by EUR 5 billion. Accordingly, the new funding volume for 2013 is expected to be in a range of EUR 65 billion to EUR 70 billion.

Capitalization and Indebtedness of KfW Bankengruppe as of June 30, 2013

(EUR in millions)
Borrowings
Short-term funds	25,130
Bonds and other fixed-income securities	372,192
Other borrowings	29,890
Subordinated liabilities (1)	3,247

Total borrowings	430,458

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	6,197
Reserve from the ERP Special Fund	1,152
Retained earnings	8,243
Fund for general banking risks	2,350
Revaluation reserve	-28

Total equity	21,214

Total capitalization	451,672

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2013, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,900 million.

The capitalization of KfW Bankengruppe as of June 30, 2013 is not necessarily indicative of its capitalization to be recorded as of December 31, 2013.

The increase of EUR 522 million in total equity, which totaled EUR 21,214 million as of June 30, 2013 compared to EUR 20,692 million as of December 31, 2012, reflected (i) an increase of EUR 23 million of revaluation reserves due to valuation profits recognized directly in equity relating to “available-for-sale financial assets,” and (ii) KfW Bankengruppe’s consolidated result of EUR 498 million for the six months ended June 30, 2013.

KfW is not subject to the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business. However, KfW calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the six months ended June 30, 2013, KfW’s total capital ratio according to section 2(6) of the German Solvency Regulation amounted to 22.8% and its tier 1 ratio amounted to 20.2% as of June 30, 2013. For information on the current status to subject KfW to certain provisions of the German Banking Act, please see below under “—Other Recent Developments—Supervision.”

Other Recent Developments

Supervision

After completion of the legislative procedure, the previously announced amendment to the KfW Law entered into force on July 13, 2013. As previously disclosed, the amendment provides broad rulemaking authority (Verordnungsermächtigung) to the Federal Ministry of Finance in consultation with the Federal Ministry of Economics and Technology to subject KfW, by analogy, to certain provisions of European and German bank regulatory law and, in particular, to declare certain provisions of the German Banking Act (Kreditwesengesetz – KWG) applicable to KfW.

KfW is currently unable to predict when and to which extent the rulemaking authority will be used. KfW expects, however, that any such rules will provide for a transition period and will take the promotional mandate of KfW into consideration.

Privatization Initiatives

Deutsche Telekom. On May 16, 2013, the shareholders’ meeting of Deutsche Telekom AG (“Deutsche Telekom”) resolved to pay out a dividend of EUR 0.70 per share for 2012. For the first time, shareholders were given the choice to receive dividends in cash or in shares. KfW opted to receive a portion of the dividend in shares and, based on the subscription ratio of 12.5:1.0, increased its total ownership interest in Deutsche Telekom to approximately 774.9 million ordinary registered shares compared to its total ownership interest of 735.7 million ordinary registered shares as of December 31, 2012.

Due to the increase in capital of Deutsche Telekom, KfW’s stake in Deutsche Telekom increased to approximately 17.4% as of June 12, 2013 compared to 17.0% as of December 31, 2012. To KfW’s knowledge, the stake of the Federal Republic of Germany declined to approximately 14.5% compared to 15.0% as of December 31, 2012.

Deutsche Post. With effect as of July 22, 2013, KfW exercised its right to redeem the outstanding exchangeable bonds exchangeable into ordinary registered shares of Deutsche Post AG (“Deutsche Post”) due in July 2014 at their principal amount plus accrued interest as the aggregate principal amount of the exchangeable bonds outstanding was less than 15% of the aggregate principal amount of the exchangeable bonds of EUR 750 million originally issued. As previously disclosed, KfW’s stake in Deutsche Post had declined to below 25% due to exercises by bondholders of their exchange rights attached to KfW’s exchangeable bonds relating to Deutsche Post shares. Since year-end 2012, KfW’s total shareholding in Deutsche Post has decreased by approximately 54.4 million shares from approximately 25.5% at year-end 2012 to approximately 21.0% as of July 22, 2013.

Executive Board

On July 4, 2013, the Board of Supervisory Directors appointed Ms. Dr Ingrid Hengster as new member of the Executive Board of KfW. Dr Hengster is expected to take office on April 1, 2014 and will succeed Dr Axel Nawrath, whose tenure will end on March 31, 2014. Currently, Dr Hengster is Country Executive, Germany, Austria and Switzerland of The Royal Bank of Scotland (RBS) in Frankfurt, Germany.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2012	-0.1	1.1
3rd quarter 2012	0.2	0.9
4th quarter 2012	-0.5	0.3
1st quarter 2013	0.0	-0.3
2nd quarter 2013	0.7	0.5

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

The German gross domestic product increased by 0.7% after price, seasonal and calendar adjustments in the second quarter of 2013 compared to the first quarter of 2013. Positive contributions to this increase were mainly made by domestic demand, as final consumption expenditure for both households and government increased, compared to the first quarter of 2013.

Compared to the first quarter of 2013, growth was also supported by a marked increase in fixed capital formation, probably mainly due to the weather-related catch-up effects following the unusually long and cold winter. Moreover, the balance of exports and imports had a positive impact on economic growth in the second quarter of 2013, as the quarter-on-quarter increase in exports was somewhat larger than the rise in imports in the second quarter of 2013 compared with the first quarter of 2013.

In a year-on-year comparison, GDP in the second quarter of 2013 increased by 0.5% in calendar-adjusted terms compared to the second quarter of 2012.

Source: Statistisches Bundesamt, Gross domestic product up 0.7% in 2nd quarter of 2013, press release of August 14, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_269_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
July 2012	0.4	1.9
August 2012	0.4	2.2
September 2012	0.1	2.0
October 2012	0.0	2.0
November 2012	0.1	1.9
December 2012	0.3	2.0
January 2013	-0.5	1.7
February 2013	0.6	1.5
March 2013	0.5	1.4
April 2013	-0.5	1.2
May 2013	0.4	1.5
June 2013	0.1	1.8
July 2013	0.5	1.9

Consumer prices in Germany were 1.9% higher in July 2013 than in July 2012. After a period of deceleration of increases in consumer prices witnessed in the beginning of 2013, inflation increased for the third consecutive month in July 2013.

The increase in the inflation rate was characterized by increases in prices of food, which were up 5.7% in July 2013 compared to July 2012 and increases in energy prices, which were up 2.9% in July 2013 compared to July 2012. Total goods prices increased by 2.5% during the same period, while total service prices rose by 1.5% in July 2013 compared to July 2012. The prices for telecommunication services and financial services, however, decreased by 1.3% and 11.4%, respectively, from July 2012 to July 2013.

Compared with June 2013, the consumer price index in July 2013 increased by 0.5%, mainly due to seasonal factors. In July 2013, prices increased for package holidays (14.0%) and flight tickets (5.8%). The prices for clothing decreased by 5.2%, mainly due to seasonal price reductions. Food prices also decreased slightly by 0.3% from June 2013 to July 2013.

Source: Statistisches Bundesamt, Consumer prices in July 2013: +1.9% on July 2012, press release of August 13, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_267_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2012	5.3	5.5
July 2012	5.7	5.4
August 2012	5.3	5.4
September 2012	5.1	5.4
October 2012	5.2	5.4
November 2012	5.2	5.4
December 2012	5.3	5.4
January 2013	5.9	5.4
February 2013	6.0	5.4
March 2013	5.6	5.4
April 2013	5.4	5.4
May 2013	5.3	5.4
June 2013	5.5	5.4

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 232,000 persons, or 0.6%, from June 2012 to June 2013. Compared to May 2013, the number of employed persons in June 2013 increased by approximately 10,000, after adjustment for seasonal fluctuations.

In June 2013, the number of unemployed persons increased by approximately 98,000, or 4.5%, compared to June 2012. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2013 remained unchanged compared to May 2013, at 2.3 million.

Sources: Statistisches Bundesamt, June 2013: further rise in the number of persons in employment, press release of July 31, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/07/PE13_256_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten

(https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false2).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January to June 2013	January to June 2012
Foreign trade	97.7	93.4
Services	-0.2	2.3
Factor income (net)	26.7	25.3
Current transfers	-23.4	-21.5
Supplementary trade items	-10.5	-12.4

Current account	90.4	87.2

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2013: –2.1% on June 2012, press release of August 8, 2013 (https://www.destatis.de/EN/PressServices/Press/pr/2013/08/PE13_262_51.html).

Other Recent Developments

The European Union and European Integration

On June 21, 2013, the Ecofin Council adopted decisions which extended the average maturities of loans granted to Ireland and Portugal through the European Financial Stabilisation Mechanism (“EFSM”) by seven years (i.e., from 12.5 years to 19.5 years), in order to reduce these countries’ refinancing needs following their respective economic adjustment programs. In addition, the decisions authorize the European Commission to extend the maturity of installments and tranches at the request of the respective country and to refinance all or part of its borrowings for such purpose.

Source: European Council, Council extends maturities of EFSM loans to Ireland, Portugal, June 21, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137563.pdf).

As of July 1, 2013, the European Stability Mechanism (“ESM”) became the sole and permanent mechanism for responding to new requests for financial assistance by Euro Area Member States. The EFSF, which may no longer engage in new financing programs or enter into new loan facility agreements, will remain active in financing the ongoing financing programs for Portugal, Ireland and Greece. The EFSF is expected to be dissolved and liquidated once it has received full payment of financing granted to Euro Area Member States and once it has repaid its liabilities under financial instruments issued and any obligations to reimburse guarantors.

Source: European Financial Stability Facility, ESM becomes sole mechanism for new financial assistance programmes to euro area Member States, July 1, 2013 (http://www.efsf.europa.eu/mediacentre/news/2013/esm-becomes-sole-mechanism-for-new-financial-assistance-programmes-to-euro-area-member-states.htm).

In July 2013, the Ecofin Council approved the adoption of the euro by Latvia. Latvia will switch from its national currency, the lats, to the euro on January 1, 2014, becoming the 18th nation to join the euro area.

Source: European Council, Latvia to adopt euro on 1 January 2014, July 9, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137884.pdf).

Financial System

Following the approval by the European Parliament in April 2013, the Council of the European Union adopted the so-called Capital Requirements Regulation (“CRR”) and the Capital Requirements Directive IV (“CRD IV”) on June 20, 2013, for purposes of transposing the Basel Committee on Banking Supervision’s capital and liquidity reform package typically referred to as Basel III. The new rules will take effect from January 1, 2014.

Source: European Council, Council adopts new bank capital requirements, June 20, 2013 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ecofin/137544.pdf); Official Journal of the European Union, Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012, June 27, 2013 (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2013:176:0001:0337:EN:PDF); Official Journal of the European Union, Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC, June 27, 2013 (http://eur-lex.europa.eu/LexUriServ/LexUriServ.do?uri=OJ:L:2013:176:0338:0436:EN:PDF).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ DR FRANK CZICHOWSKI
	Name:	Dr Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ CHRISTOPH BECKER
	Name:	Christoph Becker
	Title:	Senior Manager

Date: August 15, 2013

EXHIBIT INDEX

Exhibit	Description

(g)	Law Concerning Kreditanstalt für Wiederaufbau, amended as of July 4, 2013 (English language translation)

(h)	Certain Information Relating to KfW’s Debt Securities